PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 7, 2006
All amounts are expressed in US dollars

CAMBIOR SHAREHOLDERS APPROVE IAMGOLD’S TRANSACTION

Cambior Inc. (TSX & AMEX: CBJ) ("Cambior" or "the Company") is pleased to announce that 99.7% of the votes cast at today’s Special General Meeting of its shareholders were in favor of the proposed arrangement by which IAMGOLD Corporation will acquire all outstanding shares of Cambior.

Louis Gignac, president and CEO of Cambior, noted: "We are pleased with the support of our shareholders. Once the acceptance of the arrangement by the shareholders is approved by the Superior Court of Québec, which is expected on November 8, the acquisition will be completed. This transaction will create the 10th largest gold producer in the world. Production will have doubled, the project pipeline will extend and diversify, and the new IAMGOLD now possesses the human capital and financial capital required to continue growing. I am proud to have led Cambior to become what it is at the moment, and I firmly believe it will be led to even greater goals and achievements."

Under the arrangement, Cambior shareholders will receive 0.42 of one common share of IAMGOLD for each Cambior share they hold, a 31% premium to the Cambior share price on September 14, the date of the arrangement was announced.

Acceptance of the arrangement required approval of at least 75% of the votes cast at the special general meeting of shareholders.

Final approval of the transaction will be sought from the Superior Court of Québec on November 8, 2006. Once that approval has been granted, the arrangement documents will be filed as required that same day. Cambior shares will continue trading until the end of business November 8, 2006.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements concerning the Québec Superior Court’s approval, the completion of the acquisition and the creation of the 10th largest gold producer; and statements regarding the new IAMGOLD’s production, project pipeline, human and financial capital, and those regarding its goals and continued growth. Forward-looking statements express, as at the date of this press release, the new IAMGOLD’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the transaction not being completed and, where applicable, risks referred to in Cambior’s 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2006-23